EXHIBIT 13.6
[CRUSADE TRUST
     LOGO]
                               Noteholders Report
                        Crusade Global Trust No.1 of 1999
           Aggregate Totals For Fiscal Year 1 Oct 2000 to 30 Sept 2001


NOTES
                                            ------------------------------------------------------------
                                            FV Outstanding (USD)   Bond Factor as at   Coupon Rate as at
                                             as at Sept 30, 2001     Sept. 30, 2001     Sept 30, 2001
                                            ------------------------------------------------------------
Class A1 Notes                                              0.00        0.000000%          0.000000%
Class A2 Notes                                    422,010,156.99       74.166987%          3.900000%
Class A3 Notes                                    125,000,000.00      100.000000%          3.990000%
-----------------------------------------------------------------------------------------------------


NOTES
                                            ------------------------------------------------------------
                                            Interest Payments         Principal
                                                  (USD)            Distribution (USD)  Charge Offs (USD)
--------------------------------------------------------------------------------------------------------
Class A1 Notes                                        924,466.27      52,200,241.15               0.00
Class A2 Notes                                     33,121,384.29     146,989,843.01               0.00
Class A3 Notes                                      7,790,839.28               0.00               0.00
--------------------------------------------------------------------------------------------------------


PRINCIPAL COLLECTIONS INFORMATION IN AUD

Scheduled Principal Payments                                     37,155,783.99
Unscheduled Principal Payments                                  297,090,149.04
Redraws                                                          26,853,827.82

Principal Collections                                           307,392,105.21


Total Available Principal in AUD

Principal Collections                                           307,392,105.21
Principal Charge Offs                                                     0.00
Principal Draw                                                            0.00

Total Available Principal                                       307,392,105.21

Principal Distributed                                           307,392,105.21
Principal Retained                                                        0.00


Total Available Funds in AUD

Available Income                                                 82,915,012.46
Principal Draw                                                            0.00
Liquidity Draw                                                            0.00

Total Available Funds                                            82,915,012.46


Redraw & Liquidity Facilities in AUD

Redraw Shortfall                                                          0.00
Redraw Carryover Charge Offs                                              0.00

Liquidity Draw                                                            0.00
Liquidity Shortfall                                                       0.00